UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 36, 37 and 2)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

STATION CASINOS, INC.

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FCP Voteco, LLC EIN: 26-0443751

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas J. Barrack, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES: This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D), (3) the Schedule 13D originally filed by FCP Voteco, LLC, a Delaware limited liability company (“Voteco”) on November 7, 2007, and all amendments thereto (the “Voteco Schedule 13D”) and (4) the Schedule 13D originally filed by Thomas J. Barrack, Jr. (“Mr. Barrack”) on November 7, 2007, and all amendments thereto (the “Thomas Barrack Schedule 13D”).  Each of Voteco, Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta is a Reporting Person hereunder (together, the “Reporting Persons”).

Item 4.	Purpose of Transaction

On March 24, 2010, the Issuer issued a press release (the “Press Release”) announcing that it and its subsidiaries that are debtors and debtors-in-possession in chapter 11 cases pending in the United States Bankruptcy Court have filed a joint plan of reorganization (the “Plan”) and disclosure statement (the “Disclosure Statement”) under chapter 11 of the Bankruptcy Code.  In connection therewith, Fertitta Gaming LLC, a Nevada limited liability company (“Fertitta Gaming”), Mr. Frank Fertitta, Mr. Lorenzo Fertitta, German American Capital Corporation (“GACC”), JP Morgan Chase Bank, N.A. (“JPM”, and together with GACC, the “Mortgage Lenders”) and Deutsche Bank AG have entered into entered into a Plan Support Agreement dated as of March 24, 2010 (the “Plan Support Agreement”) pursuant to which the parties thereto agreed to support the Plan.  Pursuant to the Plan and the Plan Support Agreement, Mr. Frank Fertitta and Mr. Lorenzo Fertitta, through a controlled affiliate (“Fertitta Investor”), will purchase 50% of the equity and certain other interests of reorganized FCP PropCo, LLC (“New PropCo”) from the Mortgage Lenders.  The foregoing summary of the Plan Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Plan Support Agreement, which is attached hereto as Exhibit 7.02 and incorporated by reference in its entirety into this Item 4.

A copy of the Disclosure Statement with the Plan attached as an exhibit thereto as filed with the Bankruptcy Court is attached hereto as Exhibit 7.03.  Bankruptcy law does not permit solicitation of acceptances of a plan of reorganization until the bankruptcy court approves the disclosure statement relating to such plan.  Accordingly, this announcement is not intended to be, nor should it be construed as, a solicitation for a vote on the Plan.

In connection with the Plan and the Plan Support Agreement, Fertitta Gaming, Mr. Frank Fertitta, Mr. Lorenzo Fertitta, FJF Investco, LLC, LJF Investco, LLC, FCP Class B HoldCo LLC, FC Investor LLC, Mr. Barrack and Colony Capital, LLC (“Colony”) entered into a Memorandum of Understanding dated as of March 23, 2010 (the “Memorandum of Understanding”) pursuant to which the parties thereto agreed, among other things, to support the approval of the Plan and for Fertitta Investor to transfer 4.375% of the equity interests in New PropCo to an affiliate of Colony.  This summary of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Understanding, which is attached hereto as Exhibit 7.04 and incorporated by reference in its entirety into this Item 4.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the securities beneficially owned by the members of the group as a whole. Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta disclaim beneficial ownership of any securities

This Item 4 shall be deemed to supplement Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Voteco Schedule 13D and the Thomas Barrack Schedule 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is incorporated herein by reference in its entirety into this Item 6.

The information set forth in this Item 6 shall be deemed to supplement Item 6 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D, the Voteco Schedule 13D and the Thomas Barrack Schedule 13D

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of March 29, 2010, by and among the Reporting Parties.

Exhibit 7.02

Plan Support Agreement, dated as of March 24, 2010, by and among German American Capital Corporation, JP Morgan Chase Bank, N.A., Deutsche Bank AG, Fertitta Gaming LLC, Frank J. Fertitta III and Lorenzo J. Fertitta. (Note: portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the SEC.)

Exhibit 7.03	Disclosure Statement filed March 24, 2010

Exhibit 7.04

Memorandum of Understanding, dated as of March 23, 2010, by and among Fertitta Gaming LLC, Frank J. Fertitta III, Lorenzo J. Fertitta, FJF Investco, LLC, LJF Investco, LLC, FCP Class B HoldCo LLC, FC Investor LLC, Thomas Barrack, Jr. and Colony Capital, LLC.  (Note: portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the SEC.)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2010

/s/ Frank J. Fertitta III
Frank J. Fertitta III

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2010

FCP VOTECO, LLC

By:	/s/ Thomas J. Barrack, Jr.
Name: Thomas J. Barrack, Jr.
Title: Co-President

/s/ Thomas J. Barrack, Jr.
Thomas J. Barrack, Jr.